Mail Stop 3561

March 11, 2008

Michael Lieber
Chief Executive Officer
Charleston Basics, Inc.
1701 Avenue I
Brooklyn, NY 11230

> **Re: Charleston Basics, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 4, 2008**
> **File No. 333-145211**

Dear Mr. Lieber:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Financial Statements

Note 4 – Related Parties, page F-13

1. Please revise your disclosure to include the terms and the manner of settlement with regard to the shareholder loan made to the Company. See paragraph 2.d. of SFAS no. 57.

Undertakings, page 29

2. We note your response to comment 2 of our letter dated February 20, 2008. While we note that you indicate that you complied with our request and that you re-inserted the undertaking contained at Item 512(a)(5)(ii) of Regulation S-K, it appears that you did so only with respect to the red-lined version of your registration statement as the clean version continues to omit this undertaking. Please revise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
     David Lubin & Associates, PLLC
     Facsimile: (516) 887-8250